Exhibit 99.1

Alcobra Provides Update on Cancellation of Extraordinary Meeting Called by Brosh Group

TEL AVIV, Israel, May 5, 2017 — Alcobra Ltd. (Nasdaq: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat significant unmet clinical needs, today announced that it has reached an agreement (the “Agreement") with Brosh Capital L.P. and certain of its affiliates (the “Brosh Group") on the cancellation of the Extraordinary General Meeting of Shareholders previously called by the Brosh Group to be held on May 23, 2017 (the “Extraordinary General Meeting”).

Pursuant to the Agreement, the Extraordinary General Meeting will be cancelled, the Brosh Group shall withdraw its related meeting notice and proxy materials and will refrain from initiating any proceedings or taking any action for the convening of any meeting of shareholders until the convening of Alcobra’s Annual General Meeting of Shareholders (the “Annual General Meeting”). Alcobra will convene its Annual General Meeting no later than July 20, 2017.

As the Company continues its established process to explore options for creating shareholder value, the parties have agreed that Alcobra will bring to a shareholder vote any (a) merger or acquisition transaction or (b) extraordinary transaction in which Alcobra will invest significant and material amounts of money or raise debt financing from the public in connection therewith, which it enters into prior the Annual General Meeting, to the extent required under the Israeli Companies Law. If a transaction does not require a shareholder vote under the Israeli Companies Law, Alcobra will provide eight days’ notice to its shareholders before the closing of such transaction.

“We are pleased to have reached a mutual agreement with the Brosh Group that we believe is in the best interest of all Alcobra shareholders,” said Dr. Yaron Daniely, President and CEO of Alcobra. “We look forward to continuing a constructive dialogue with all of our shareholders and working to create value for all shareholders.”

The parties filed an application with the Economic Division of the District Court of Tel Aviv to obtain court approval of the Agreement, without admitting any of the claims previously asserted in litigation between the parties with respect to the Extraordinary General Meeting called by the Brosh Group and related matters.

About Alcobra

Alcobra Ltd. (the “Company”) is an emerging pharmaceutical company primarily focused on the development and commercialization of medications to treat significant unmet medical needs. For more information, please visit the company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding approval of the proposed settlement by the Economic Division of the District Court of Tel Aviv without any changes. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact

Investor Contacts

Alcobra Investor Relations

Debbie Kaye

US: 212-390-8964, Intl: +972-3-7299871

IR@alcobra-pharma.com

Media Contacts

Gagnier Communications

Dan Gagnier/Patrick Reynolds

646-569-5897

dg@gagnierfc.com